Exhibit 3.123

Filed Jul 13 1983

ID# 094-122

MICHIGAN DEPARTMENT OF COMMERCE - CORPORATION AND SECURITIES BUREAU

ARTICLES OF INCORPORATION

1. The name of the corporation is BURLINGTON COAT FACTORY WAREHOUSE OF REDFORD, INC.

2. The purposes of purposes for which the corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act of Michigan: to establish and conduct a general department store business.

3. The total authorized capital stock is: Common Shares one thousand (1,000) per value per share $1.00

4. The address of the registered office is 222 West Genesee Street, Lansing, Michigan 48933. The name of the initial resident agent at the registered office is United States Corporation Company

5. The name and address of the incorporation is as follows: Judy Winston, 70 Pine Street, New York, New York 10270

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Signed 7th day of July 1983

/s/ Judy Winston